SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (date of earliest event reported): December 22, 2003

SCOTIA PACIFIC COMPANY LLC

(Exact name of Registrant as Specified in its Charter)

Delaware

(State or other jurisdiction of incorporation)

333-63825

(Commission File Number)

68-0414690

(I.R.S. Employer Identification Number)

P.O. Box 712	**95565**
125 Main Street, 2nd Floor	(Zip Code)
Scotia, California	
(Address of Principal Executive Offices)	

Registrant's telephone number, including area code: **(707) 764-2330**

Item 9. Regulation FD Disclosure

In accordance with General Instruction B.2 of Form 8-K, the following information(including any related exhibits) shall not be deemed "filed" for purposes of Section 18 of the Securities Act of 1934, as amended, nor shall it be deemed incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Attached hereto as Exhibit 99.1 is a certificate for the period ending December 22, 2003, related to the Registrant's 6.55% Series B Class A-1 Timber Collateralized Notes, 7.11% Series B Class A-2 Timber Collateralized Notes and 7.71% Series B Class A-3 Timber Collateralized Notes due July 20, 2028 (the "Timber Notes"). This certificate has been or will be delivered by the Registrant to holders of the Timber Notes and to other securities professionals.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


SCOTIA PACIFIC COMPANY LLC
(Registrant)


Date: December 22, 2003   By:_____/s/ Bernard L. Birkel_____

                                                              Bernard L. Birkel
                                                   Secretary and Senior Assistant General Counsel